                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C. 20549




                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                             (Amendment No. ________)*


                           Austins Steaks & Saloon, Inc.
                           -----------------------------
                                  (Name of Issuer)

                                    Common Stock
                                    ------------
                           (Title of Class of Securities)

                                    052482-10-6
                                    -----------
                                   (CUSIP Number)

   Tish Gade-Jones, 6940 "O" Street Suite 334, Lincoln, NE, 68510, (402)466-2333
   -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                   June 12, 1998
                                   -------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisitions that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages


            CUSIP No. 052482-10-6
(1) Names of reporting persons..................         Greg S. Cutchall (shares owned by
  I.R.S. Identification Nos. of above                    Steer Enterprises/MIHART Inc., of
  persons (entities only)............                    which Greg S. Cutchall is President,
                                                         Secretary, and owns 100% of the
                                                         shares in the corporation.
(2) Check the appropriate box if a member
   of a group (see instructions)

(3) SEC use only

(4) Source of funds (see instructions).........          OO

(5) Check if disclosure of legal
   proceedings is required pursuant to Items             Not applicable
   2(d) or 2(e).

(6) Citizenship or place of organization                 USA
Number of shares beneficially owned by
   each reporting person with:
     (7) Sole voting power...........                    (7)   225,000
     (8) Shared voting power........                     (8)   0
     (9) Sole dispositive power........                  (9)   225,000
     (10)Shared dispositive power.......                 (10) 0

(11) Aggregate amount of beneficially
    owned by each reporting person.                      225,000

(12) Check if the aggregate amount in Row
    (11) excludes certain shares (see
    instructions).

(13) Percent of class represented by amount
    in Row (11)....................................      8.8%

(14) Type of reporting person (see
    instructions)....................................    CO


                               Page 2 of 7 Pages

ITEM 1.

     (a)  TITLE OF CLASS OF SECURITIES:  COMMON STOCK

     (b)  NAME AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          AUSTINS STEAKS & SALOON, INC.,   6940 "O" STREET SUITE 334,
          LINCOLN, NE  68510

ITEM 2.

     (a)  NAME OF PERSON FILING:  Greg S. Cutchall

     (b)  ADDRESS, RESIDENCE OR BUSINESS:  4524 FARNAM STREET, OMAHA,
          NE  68132

     (c)  PRINCIPAL OCCUPATION, BUSINESS AND ADDRESS:  PRESIDENT,
          CUTCHALL MANAGEMENT COMPANY, 4524 FARNAM STREET, OMAHA, NE  68132

     (d)  CONVICTED IN A CRIMINAL PROCEEDING IN THE LAST FIVE
          YEARS: NOT APPLICABLE

     (e)  PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR
          ADMINISTRATIVE BODY OF COMPETENT JURISDICTION: NOT
          APPLICABLE

     (f)  CITIZENSHIP: USA

ITEM 3.

     (a) SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION: MR. CUTCHALL EXCHANGED FIXED ASSETS, LEASEHOLD IMPROVEMENTS AND THE LEASING OF STEER ENTERPRISE/MIHART, INC.'S BUILDING FOR 20 YEARS


                               Page 3 of 7 Pages

          (INCLUDING EXTENSIONS) AT A REASONABLE PRICE, FOR THE SHARES OF COMMON STOCK REPORTED HEREIN.

ITEM 4.   PURPOSE OF TRANSACTION

          MR. CUTCHALL ACQUIRED THE 225,000 SHARES OF COMMON STOCK IN CONJUNCTION WITH THE SALE OF CERTAIN ASSETS AND LEASEHOLD IMPROVEMENTS. AT THIS TIME, MR. CUTCHALL HAS NO PLANS OR PROPOSALS WHICH WOULD RELATE TO OR RESULT IN THE FOLLOWING:

     (a)  THE ACQUISITION OF ADDITIONAL SECURITIES OR

          DISPOSITION OF SECURITIES OF THE ISSUER,

     (b)  AN EXTRAORDINARY CORPORATE TRANSITION,

     (c)  A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF

          THE ISSUER,

     (d)  ANY MATERIAL CHANGE IN PRESENT CAPITALIZATION OF

          DIVIDEND POLICY OF THE ISSUER,

     (e)  ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS

          OR CORPORATE STRUCTURE,

     (f)  CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR OTHER INSTRUMENTS,

     (g) CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-


                               Page 4 of 7 Pages

          DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES
          ASSOCIATION,

     (h) A CLASS OF EQUITY SECURITIES OF THE ISSUER BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4) OF THE ACT,

     (i)  ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED

          ABOVE.

          ON JUNE 25, 1998, MR. CUTCHALL WAS ELECTED TO THE BOARD OF DIRECTORS OF AUSTINS STEAKS & SALOON, INC.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  STATE THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF
          SECURITIES: MR. CUTCHALL OWNS, INDIRECTLY, 225,000 SHARES OF COMMON STOCK, OR 8.8%.

          (b)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   Sole power to vote or to direct the vote:        225,000
          (ii)  Shared power to vote or to direct the vote:      not applicable

          (ii)  Sole power to dispose or to direct the
                deposition:                                      225,000
          (iii) Shared power to dispose or to direct the
                deposition:                                      not applicable


     (c) DESCRIBE ANY TRANSACTIONS IN THE CLASS OF SECURITIES REPORTED ON THAT WERE EFFECTED DURING THE LAST SIXTY DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D: NOT APPLICABLE


                               Page 5 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT OT SECURITIES OF THE ISSUER: NOT APPLICABLE

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS: NOT APPLICABLE










                               Page 6 of 7 Pages

                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                           6-22-98
                         --------------------------------------
                              Date

                           /s/ Greg S. Cutchall
                         --------------------------------------
                              Signature

                           Greg S. Cutchall , Director
                         --------------------------------------
                              Name/Title










                               Page 7 of 7 Pages